14047584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-68254 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NorthStar Realty Securities, LLC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Boulevard, Suite 900
(No. and Street)

Greenwood Village (City) Colorado (State) 80011 (Zip Code)

William Timothy Toole (303) 895-3765
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.**

3/24/14

## OATH OR AFFIRMATION

I, William Timothy Toole , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NorthStar Realty Securities, LLC., as

of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CHRISTIAN COPELAND 2/28/14

Notary Public

CHRISTIAN COPELAND NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES 02/25/2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Realty Securities, LLC
Statement of Financial Condition

December 31, 2013

SEC ID No. 8-68254

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

**NorthStar Realty Securities, LLC**
**Statement of Financial Condition**
**December 31, 2013**

**Table of Contents**

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**NorthStar Realty Securities, LLC**

We have audited the accompanying statement of financial condition of NorthStar Realty Securities, LLC (a Delaware corporation) (the "Company") as of December 31, 2013, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NorthStar Realty Securities, LLC as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, NY
February 27, 2014

**NorthStar Realty Securities, LLC**
**Statement of Financial Condition**
**December 31, 2013**

| | |
|---|---|
| **Assets** | |
| Cash | $ 7,417,614 |
| Due from affiliate | 92,270 |
| Furniture, fixtures and equipment, net | 283,450 |
| Prepaid expenses and other assets | 584,056 |
| **Total assets** | $ 8,377,390 |
| | |
| **Liabilities and member's equity** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 3,174,030 |
| Total liabilities | 3,174,030 |
| | |
| Commitments and contingencies (see Note 6) | |
| Member's equity | 5,203,360 |
| **Total liabilities and member's equity** | $ 8,377,390 |

See accompanying notes to statement of financial condition.

# NorthStar Realty Securities, LLC
# Notes to Statement of Financial Condition
# December 31, 2013

## 1. Formation and Organization

NorthStar Realty Securities, LLC (the "Company") is a Delaware limited liability company formed on January 26, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company commenced its operations on April 20, 2010 upon its FINRA membership effective date. The Company is a limited purpose broker-dealer and does not establish or hold client accounts. As such, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i). The Company acts as the managing broker-dealer for best efforts underwritings of its parent, NorthStar Realty Finance Corp. ("NorthStar"). The Company's customers are FINRA member broker-dealers located throughout the United States. The Company participates in underwritings sponsored by NorthStar. The Company has dealer-manager agreements with two affiliates, NorthStar Healthcare Income, Inc. ("NorthStar Healthcare"), which is a Maryland corporation formed to originate, acquire and asset manage a diversified portfolio of commercial real estate ("CRE") debt and equity investments in healthcare real estate, with a focus on the mid-acuity senior housing sector, and NorthStar Real Estate Income Trust II, Inc. ("NorthStar Income II"), which is a Maryland corporation formed primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments. The Company also had a dealer manager agreement with NorthStar Real Estate Income Trust, Inc. ("NorthStar Income I"), which is a Maryland corporation formed to originate, acquire and manage portfolios of CRE debt, security and other select equity investments. As of December 31, 2013, NorthStar Healthcare and NorthStar Income II were raising capital and NorthStar Income I had completed its offering.

On December 10, 2013, NorthStar announced that its board of directors unanimously approved a plan to spin-off its asset management business, including the Company, into an independent publicly-traded company ("NorthStar Asset Management Group Inc." or "NSAM"). The spin-off is expected to be completed in the second quarter of 2014. Following the spin-off, the Company will be owned by NSAM. The Company expects the transaction to have no impact on its operations.

## 2. Summary of Significant Accounting Policies

*Basis of Accounting*

The accompanying financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

*Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

*Cash*

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

*Furniture, Fixtures and Equipment, net*

Furniture, fixtures and equipment is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance costs are expensed in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

*Prepaid expenses and other assets*

Prepaid expenses and other assets represent prepaid operating expenses and deposits for conferences and sponsorships.

*Due from affiliate*

Due from affiliate includes $40,722 of reimbursable organization and offering expenses paid by the Company on behalf of NorthStar Healthcare and NorthStar Income II and $51,548 of commission receivable from an affiliate.

*Accounts Payable and Accrued Expenses*

Accounts payable and accrued expenses include $2.2 million for employee-related compensation and commission expense as of December 31, 2013.

*Income Taxes*

Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

In 2010, the Company elected to qualify as a corporation under the Internal Revenue Code. As of December 31, 2013, the Company had cumulative net operating losses of $20.6 million, which can generally be used to offset future operating income for up to 20 years. As of December 31, 2013, the Company had a deferred tax asset of $8.0 million, principally as a result of net operating losses. The Company has concluded that it is more likely than not that the net operating losses will not be utilized during the carryforward period, and as such, the Company has established a valuation allowance against the deferred tax asset. The Company has assessed its tax positions for all open tax years, which includes 2010 to 2013 and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties is to classify these amounts as interest expense. The Company has not recognized any such amounts related to uncertain tax positions for the year ended December 31, 2013.

### 3. Furniture, Fixture and Equipment, Net

Furniture, fixture and equipment, net consists of the following:

| | |
|---|---|
| Office equipment | $ 319,813 |
| Furniture and fixtures | 192,087 |
| | 511,900 |
| Less: accumulated depreciation | (228,450) |
| | $ 283,450 |

### 4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2013, the Company had net regulatory capital of $4.2 million, which exceeded its requirement of $211,602 by $4.0 million.

### 5. Related Party Agreements

Pursuant to dealer manager agreements between the Company and NorthStar Healthcare and NorthStar Income II and a former dealer manager agreement with NorthStar Income I, the Company is entitled to receive selling commissions of up to 7% of gross offering proceeds raised. The Company reallows all selling commissions earned to participating broker-dealers. In addition, the Company also receives a dealer manager fee of 3% of gross offering proceeds raised, a portion of which may be reallowed to participating broker-dealers.

Pursuant to an expense sharing agreement between the Company and an affiliate of NorthStar, NorthStar shall be solely responsible for payments for accounting services, payroll, benefit plan administration, information technology, in-house legal support and certain other administrative services that the Company may request from time to time at no cost to the Company. In addition, the agreement provides that the Company shall be responsible for payments of certain expenses, including but not limited to, compensation, sales commissions, SEC and state registration and renewal fees and other costs incurred directly by the Company.

The term of the expense sharing agreement is one year, with automatic one year renewals unless otherwise terminated by the Company or NorthStar, upon five days written notice prior to expiration of the annual term. NorthStar or the Company may also terminate the agreement at any time upon ten days written notice to the other.

### 6. Commitments and Contingencies

The Company leases office space in Colorado under non-cancelable operating leases through December 31, 2016. In June 2013, the Company entered into an amendment to the lease agreement to lease additional space and extend the lease term by one year to December 31, 2016. The initial lease term commenced August 19, 2010 for five years and four months subject to abatement during the first four months of the initial lease term. The lease term of the additional space commenced on October 1, 2013 and is subject to abatement during the first three months of the lease term and for the period from January 1, 2016 to January 31, 2016. The Company has the option to renew the lease for an additional five years.

Future minimum lease payments under the non-cancelable operating leases are as follows as of December 31, 2013:

| | |
|---|---|
| Year ending December 31: | |
| 2014 | $ 217,630 |
| 2015 | 222,612 |
| 2016 | 242,014 |
| | $ 682,256 |

## 7. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2013 through the date the financial statements were issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Grant Thornton

**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
**NorthStar Realty Securities, LLC**

In planning and performing our audit of the financial statements of NorthStar Realty Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2014